UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MEDASSETS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584045108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 584045108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grotech Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,748,365
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,748,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,748,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 11 Pages

CUSIP No. 584045108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grotech Capital Group VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,748,365
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,748,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,748,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 11 Pages

CUSIP No. 584045108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank A. Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,748,365
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,748,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,748,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 11 Pages

CUSIP No. 584045108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph R. Zell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,748,365
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,748,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,748,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 11 Pages

CUSIP No. 584045108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart D. Frankel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,748,365
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,748,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,748,365
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 11 Pages

CUSIP No. 584045108	13G

Item 1	(a).	Name of Issuer:

MedAssets, Inc. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

100 North Point Center East, Suite 200, Alpharetta, Georgia 30022.

Item 2	(a).	Names of Persons Filing:

Grotech Partners VI, L.P. (“Grotech Partners”); Grotech Capital Group VI, L.L.C. (“Grotech Capital”), which is the sole general partner of Grotech Partners; Frank A. Adams (“Adams”), Joseph R. Zell (“Zell”), and Stuart D. Frankel (“Frankel”) (each a “General Partner” and collectively, the “General Partners”). The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

9690 Deereco Road, Suite 800, Timonium, MD 21093.

Item 2	(c).	Citizenship:

Grotech Partners is a limited partnership organized under the laws of the State of Delaware. Grotech Capital is a limited liability company organized under the laws of the State of Delaware. Each General Partner is a US citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number:

584045108

Item 3.	If this statement is filed pursuant to Rule §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Grotech Partners is the record owner of 2,748,365 shares of Common Stock (the “Grotech Partners Shares”) as of December 31, 2007. As the sole general partner of Grotech Partners, Grotech Capital may be deemed to own beneficially the Grotech Partners Shares. As individual members of Grotech Capital, each General Partner may be deemed to own beneficially all of the Grotech Shares.

	(b)	Percent of class:

Reporting Persons: 6.4%, calculated based on 42,861,675 shares of Common Stock reported to be outstanding as of December 12, 2007 in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on December 12, 2007.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

see line 5 of cover sheets.

Page 7 of 11 Pages

CUSIP No. 584045108	13G

(ii) Shared power to vote or to direct the vote:

see line 6 of cover sheets.

(iii) Sole power to dispose or to direct the disposition of:

see line 7 of cover sheets.

(iv) Shared power to dispose or to direct the disposition of:

see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor Rule 13d-1(c).

Page 8 of 11 Pages

CUSIP No. 584045108	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2008
GROTECH PARTNERS VI, L.P.

		By:	Grotech Capital Group VI, L.P.
its General Partner

By: *
Frank A. Adams
General Partner

*
Frank A. Adams

*
Joseph R. Zell

*
Stuart D. Frankel

* By:	/s/ Charles P. Cullen
Charles P. Cullen as
Attorney-in-Fact

This Schedule 13G was executed by Charles P. Cullen pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

Page 9 of 11 Pages

CUSIP No. 584045108	13G

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of MedAssets, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:	February 12, 2008
GROTECH PARTNERS VI, L.P.

		By:	Grotech Capital Group VI, L.P.
its General Partner

By: *
Frank A. Adams
General Partner

*
Frank A. Adams

*
Joseph R. Zell

*
Stuart D. Frankel

* By:	/s/ Charles P. Cullen
Charles P. Cullen as
Attorney-in-Fact

This Schedule 13G was executed by Charles P. Cullen pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

Page 10 of 11 Pages

CUSIP No. 584045108	13G

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Charles P. Cullen his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2008.

GROTECH PARTNERS VI, L.P.

By:	Grotech Capital Group VI, L.P.
its General Partner

	By:	/s/ Frank A. Adams
Frank A. Adams
General Partner

/s/ Frank A. Adams
Frank A. Adams

/s/ Joseph R. Zell
Joseph R. Zell

/s/ Stuart D. Frankel
Stuart D. Frankel

Page 11 of 11 Pages